SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Integrates Interaction Management and Fizzback Solutions to Enhance Customer Experience, Dated March 20, 2012

99.2	Press Release: NICE Selected for Cisco’s SolutionsPlus Program, Dated March 22, 2012

99.3	Press Release: NICE Systems Highlights Integrated Product Portfolio to Address Security, Safety and Operational Risks at ISC West, Dated March 26, 2012

99.4	Press Release: NICE Actimize Selected as Winner in “Advanced Technology” Category in Celent’s 2012 Anti-Money Laundering and Fraud Vendor Review, Dated March 27, 2012

99.5	Press Release: NICE Solutions Improve Performance at U.S. Customs and Border Protection’s Air and Marine Operations Center , Dated March 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: April 3, 2012

EXHIBIT INDEX

99.1	Press Release: NICE Integrates Interaction Management and Fizzback Solutions to Enhance Customer Experience, Dated March 20, 2012

99.2	Press Release: NICE Selected for Cisco’s SolutionsPlus Program, Dated March 22, 2012

99.3	Press Release: NICE Systems Highlights Integrated Product Portfolio to Address Security, Safety and Operational Risks at ISC West, Dated March 26, 2012

99.4	Press Release: NICE Actimize Selected as Winner in “Advanced Technology” Category in Celent’s 2012 Anti-Money Laundering and Fraud Vendor Review, Dated March 27, 2012

99.5	Press Release: NICE Solutions Improve Performance at U.S. Customs and Border Protection’s Air and Marine Operations Center , Dated March 28, 2012